Exhibit 99.1
For Immediate Release
February 11, 2008
SAP France To Implement Squeeze-Out of Business Objects Securities
     WALLDORF, Germany and PARIS, France — February 11, 2008 — SAP France S.A. (“SAP France”) and SAP AG (NYSE: SAP) (“SAP”) announced today that on February 18, 2008 SAP France, which as of February 8, 2008 owned 95.49% of Business Objects S.A. (Nasdaq: BOBJ) (Euronext Paris ISIN code: FR0004026250 — BOB) (“Business Objects”), will acquire the Business Objects securities that it does not already directly or indirectly own through a squeeze-out procedure with respect to the remaining publicly held shares and bonds convertible or exchangeable into new or existing shares (“ORNANEs”). In total, SAP France will acquire through the squeeze-out 2,861,724 shares representing 2.77% of the share capital and voting rights of Business Objects and 25,000 ORNANEs representing 0.23% of the outstanding ORNANEs.
     The French Autorité des marchés financiers (“AMF”) published today the timetable for the squeeze-out. On February 18, 2008, Business Objects shares and ORNANEs will be delisted from Euronext and all remaining minority interests, with the exception of treasury shares held by Business Objects and 23,849 shares subscribed for by minority shareholders through a plan d’épargne entreprise (company-sponsored employee savings plan), will cease to have an equity interest in Business Objects. Business Objects intends to request that Business Objects American depositary shares (“ADSs”) be delisted from NASDAQ on February 19, 2008. Holders of Business Objects shares and ORNANEs subject to the squeeze-out will be entitled to receive consideration in the amount of €42.00 per share and €50.65 per ORNANE, respectively. Holders of ADSs will be entitled to receive consideration in the amount of the U.S. dollar equivalent of €42.00 per ADS, less any amount payable by the holder to the depositary of the ADR program.
     Business Objects shares and ORNANEs subject to the squeeze-out will be transferred to SAP France on February 18, 2008. The total amount required for payment for the securities will

SAP France To Implement Squeeze-Out of Business Objects Securities                                                                        Page 2
be deposited by SAP France, net of fees, on such date in a blocked account opened for such purpose with BNP Paribas Securities Services, which will centralize the payment process. After the closing of individual bank accounts by Euroclear France, the account-holding institutions will credit the accounts of Business Object security holders with the payment owed to them. Any amounts for which the beneficiary is unknown will be retained by BNP Paribas Securities Services for a period of 10 years from the effective date of the squeeze-out. At the expiration of the 10-year period, any unclaimed amounts will be paid over to the Caisse des Depôts et Consignations and will be held on behalf of the beneficiaries for their disposal.
     As a result of the squeeze-out, on February 18, 2008, SAP France will own, directly or indirectly, 100% of the share capital and voting rights of Business Objects, less the 23,849 shares subscribed through the plan d’épargne entreprise.
About SAP
SAP is the world’s leading provider of business software*. Today, more than 46,100 customers in more than 120 countries run SAP® applications—from distinct solutions addressing the needs of small businesses and midsize companies to suite offerings for global organizations. Powered by the SAP NetWeaver® technology platform to drive innovation and enable business change, SAP software helps enterprises of all sizes around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP solution portfolios support the unique business processes of more than 25 industries, including high tech, retail, financial services, healthcare and the public sector. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)
(*) SAP defines business software as comprising enterprise resource planning and related applications such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.
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SAP France To Implement Squeeze-Out of Business Objects Securities                                                                        Page 3
For more information, press only:
Christoph Liedtke, +49 6227 7-50383, christoph.liedtke@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
Andy Kendzie, +1 202 312-3919, andy.kendzie@sap.com, EST
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST